NOL

5 January 2007

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

07020238

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has on 26 December 2006 made an announcement and media release in relation to the appointment of three new Non-Executive Directors. Attached are copies of the announcement and media release for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
JAN 1 6 2007
THOMSON FINANCIAL

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 5Jan07.DOC

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Marjorie Wee (Ms) and Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	26-Dec-2006 17:43:34
Announcement No.	00060

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL APPOINTS THREE NEW NON-EXECUTIVE DIRECTORS
Description	Please see attached Announcement and Media Release on the above subject.
Attachments:	SGXNET_Announcement_261206.pdf Media_Release_261206.pdf Total size = **60K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED

Neptune Orient Lines Limited ("NOL") is pleased to announce the appointment of three additional members to its Board of Directors w.e.f. 26 December 2006. They are Messrs Bobby Chin Yoke Choong, Simon Claude Israel and Tan Pheng Hock.

In addition to their appointment to the NOL Board, Messrs Chin, Israel and Tan have also been appointed to serve on the following NOL Board Committees:

Mr Bobby Chin Yoke Choong	:	Member, NOL Audit Committee
Mr Simon Claude Israel	:	Member, NOL Enterprise Risk Management Committee
Mr Tan Pheng Hock	:	Member, NOL Executive Resource & Compensation Committee

Messrs Bobby Chin and Tan Pheng Hock are independent directors, while Mr Simon Claude Israel is non-independent.

The NOL Board is confident that with their range of skill sets and experience, the three new directors would greatly enhance the contribution of the Board.

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 26 December 2006

Media Release

NOL APPOINTS THREE NEW NON-EXECUTIVE DIRECTORS

New appointments bring a diverse range of skills to the NOL Board

Singapore, 26 December 2006: Neptune Orient Lines Limited (NOL) Chairman, Mr Cheng Wai Keung, today announced the appointment of three additional non-executive directors, Bobby Chin, Simon Israel and Tan Pheng Hock, to the NOL Board, effective 26 December 2006.

Bobby Chin was the managing partner of KPMG Singapore from 1992 until his retirement from the firm in September 2005. He is currently Chairman of the Singapore Totalisator Board and of Changi Airports International Pte Ltd. He is also a director of several publicly listed companies, including Oversea-Chinese Banking Corporation Ltd and The Straits Trading Company Ltd. Mr Chin is also on the Board of Trustees of Singapore Management University and the Singapore Indian Development Association.

Simon Israel has been an Executive Director of Temasek Holdings (Private) Limited, the Singapore-headquartered investment firm which currently holds approximately 68% of the issued capital in NOL, since July 2006. Previously, he spent 10 years as Chairman Asia Pacific of the Danone Group and as a member of that group's Executive Committee. Prior to that, he worked across the Asia Pacific region in a 22-year career with Sara Lee Corporation. Mr Israel chairs the Singapore Tourism Board, is a director of the publicly listed company Singapore Telecommunications Ltd (Singtel) and sits on the Business Advisory Board of the Lee Kong Chian School of Business at the Singapore Management University.

Tan Pheng Hock has been President and CEO of publicly listed Singapore Technologies Engineering Ltd (ST Engineering) since 2002. Mr Tan is also a director of SembCorp Marine Ltd, and is Chairman of the Board of Governors of Nanyang Polytechnic and Deputy Chairman of the Singapore Workforce Development Agency. He began his career with the ST Group in 1981 as an engineer in its marine division after graduating with first class honours in marine engineering from the University of Surrey, UK. He also holds a Master of Science (Management) from Stanford University, US.

Mr Chin has been appointed to serve as a Member of NOL's Audit Committee, Mr Israel has been appointed a Member of NOL's Enterprise Risk Management

Committee and Mr Tan has been appointed a Member of NOL's Executive Resource and Compensation Committee.

Mr Cheng said: "NOL continually reviews the Board's mix of skills to ensure we have the competencies to best represent the interests of shareholders and deliver effective governance.

"These appointments further strengthen NOL's highly capable and experienced Board. Each of the three new directors will be invaluable additions to our Board of Directors, and they will bring to the Company a broad range of skills in international business," he said.

-ENDS-

Media Enquiries:

Mr Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6371 2411
paul_barrett@nol.com.sg

Investor Enquiries:

Ms. Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

About NOL

NOL is a Singapore-based global cargo transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL

APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, end-to-end supply chain services and solutions in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Logistics Web site: www.apllogistics.com

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Announcement of Appointment of Non-Executive Director *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Marjorie Wee (Ms) and Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	26-Dec-2006 17:47:56
Announcement No.	00064

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	26-12-2006
Name *	BOBBY CHIN YOKE CHOONG
Age *	55
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	NO
Job Title	
Working experience and occupation(s) during the past 10 years *	KPMG Singapore - Partner 1983 to 1992 - Managing Partner 1992 to 2005
Shareholding * in the listed issuer and its subsidiaries *	16,851 NOL Shares (held by spouse)
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	NIL
Conflict of interest *	NIL

>> Other Directorship#
These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	See attached.
Present	See attached.

>> Information required under Rule 704(7)(h)
Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a	• No

	partner?	
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere,	• No

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	

Footnotes	
Attachments:	BCDirectorships.pdf Total size = **44K** (2048K size limit recommended)

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BOBBY CHIN CURRENT APPOINTMENTS			
	Designation	Corporations/Organisations	Date of Appointment
A	**Listed Companies**		
1	Director	Oversea-Chinese Banking Corpn Ltd	01/10/2005
2	Director	AV Jennings Limited	18/10/2005
3	Director	The Straits Trading Company Ltd	18/11/2005
4	Director	Stamford Land Corporation Ltd	02/05/2006
5	Director	Yeo Hiap Seng Ltd	15/05/2006
6	Director	Ho Bee Investment Ltd	29/11/2006
B	**Private and non listed Companies**		
1	Director	Y C Chin Investment Pte Ltd	30/05/1990
2	Chairman	Changi Airports International Pte Ltd	01/11/2005
3	Chairman	Singapore Changi Airport Enterprise Pte Ltd	01/11/2005
4	Chairman	Audit Committee of Dubai Holding LLC (non Board appointment)	01/01/2006
5	Director	Singapore Power Limited	23/01/2006
6	Director	Frasers Centrepoint Asset Management Ltd	03/04/2006
7	Director	Singapore Cooperation Enterprise	26/05/2006
C	**Associations/Chambers and their related entities**		
1	Council Member	The Singapore Chinese Chamber of Commerce & Industry	1995
2	Director	Singapore Chinese Chamber of Commerce Foundation	07/04/2003
3	Director	The Financial Board of the Chinese Chamber of Commerce	27/03/1997
D	**Statutory Boards, Education/ Community entities**		
1	Chairman	Singapore Totalisator Board	01/01/2006
2	Board Member	Competition Commission of Singapore	01/01/2005
3	Trustee	Singapore Management University	12/01/2005
4	Trustee	Singapore Indian Development Association	Jan 2003
5	Member	Management Committee of Nanyang Primary and Kindergarten	1992

as at 6 Dec 2006

Previous Appointments

			Date of Appointment	Date of Termination
1	Board Member	Nanyang Girls' High School	17/09/1992	01/07/2005
2	Board Member	SPRING Singapore	2000	2002
3	Board Member	PSB Holdings Pte Ltd	01/05/2001	15/04/2002
4	Partner	KPMG	1983	30/09/2005
5	Director	KPMG Corporate Finance Pte Ltd	24/11/1988	01/10/2004
6	Director	KPMG Business Advisory Pte Ltd	27/09/1990	01/10/2005
7	Director	KPMG Tax Services Pte Ltd	16/05/2000	30/09/2005
8	Director	Tan Kah Kee Foundation	22/05/2003	01/12/2005
9	Director	NIHC Holdings Pte Ltd	28/09/1995	01/01/2006
10	Board member Chairman	Urban Redevelopment Authority	01/04/1997 01/04/2001	31/03/2006 31/03/2006
11	Council Member	Singapore Business Federation	01/04/2002	30/06/2006

Announcement of Appointment of Non-Executive Director *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Marjorie Wee (Ms) and Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	26-Dec-2006 18:09:11
Announcement No.	00072

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	26-12-2006
Name *	SIMON CLAUDE ISRAEL
Age *	53
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	NO
Job Title	Executive Director, Temasek Holdings (Private) Limited
Working experience and occupation(s) during the past 10 years *	1996 to Jun 06 - Chairman Asia Pacific, DANONE ASIA PTE LTD 1993 to 1996 - Regional Vice President Asia Pacific (H&PC Divisoin), SARA LEE/DE Asia
Shareholding * in the listed issuer and its subsidiaries *	NIL
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	NIL
Conflict of interest *	NIL

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	See attached.
Present	See attached.

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory	• No

requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	

Footnotes	
Attachments:	SIPastDirectorships.pdf SICurrentDirectorships.pdf Total size = **80K** (2048K size limit recommended)

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LIST OF DIRECTORSHIPS AS AT 8 December 2006

Name of Director : Simon Israel

COMPANY	Co. Regn. No.	Nature of Interest	Date of Appointment
Singapore Telecommunications Limited	199201624D	Director	4-Jul-2003
Singapore Tourism Board		Chairman	1-Jan-2005
Temasek Holdings (Private) Limited	197401143C	Director	1-Aug-2005
Temasek Holdings (Private) Limited	197401143C	Executive Director	1-Jul-2006
Asia Financial Holdings Pte. Ltd.	200300717Z	Director	12-Oct-2006

Company	Appointment	Date of appointment	Date of resignation
China			
Shenzhen Danone Yili Beverages Co., Ltd	Director	31 Jan 2002	21 Jan 2004
Shenzhen Danone Yili Drinks Co., Ltd	Director	3 Apr 1998	21 Jan 2004
Robust (Guangdong) Food & Beverage Co., Ltd	Director	31 Jan 2000	21 Jan 2004
Robust (Zhongshan) Health Beverage Co., Ltd	Director	31 Jan 2000	21 Jan 2004
(formerly Zhongshan Robust Xiaolan Food &	Director	31 Jan 2000	21 Jan 2004
Robust (Fengrun) Food & Beverage Co., Ltd	Director	28 Jan 2000	21 Jan 2004
Robust (Chengdu) Food & Beverage Co., Ltd	Director	January 2000	21 Jan 2004
Robust (Wuhan) Food & Beverage Co., Ltd	Director	January 2000	21 Jan 2004
Robust (Wuxi) Food & Beverage Co., Ltd	Director	January 2000	21 Jan 2004
Xi'an Robust Foods Co., Ltd	Director	December 2000	21 Jan 2004
Robust (Shenyang) Food & Beverage Co., Ltd	Director	December 2000	21 Jan 2004
Robust (Chongqing) Food & Beverage Co., Ltd	Director	December 2000	21 Jan 2004
Robust (Zhengzhou) Food & Beverage Co., Ltd	Director	December 2000	21 Jan 2004
Zhongshan Robust Food Co., Ltd	Director	23 Nov 2001	21 Jan 2004
Shanghai Aquarius Drinking Water Co., Ltd	Director	13 June 2001	21 Jan 2004
Hangzhou Wahaha Food Co., Ltd	Vice-Chairman	Sep-96	5-Sep-2005
Hangzhou Wahaha Baili Co., Ltd	Vice-Chairman	Sep-96	5-Sep-2005
Hangzhou Wahaha drinking Co., Ltd	Vice-Chairman	Sep-96	5-Sep-2005
Hangzhou Wahaha Health Co., Ltd	Vice-Chairman	Sep-96	5 Sep 2005
Hangzhou Wahaha Frozen Food Co., Ltd	Vice-Chairman	Sep-96	5 Sep 2005
Hangzhou Wahaha Future Cola Beverage Co., Ltd	Vice-Chairman	16 Jun 1999	5 Sep 2005
Hangzhou Wahaha Yongsheng Beverage Co., Ltd	Vice-Chairman	16 Jun 1999	5 Sep 2005
Wahaha (Tianjin) Beverage Co., Ltd	Vice-Chairman	11 Aug 1999	5 Sep 2005
Hunan Changsha Wahaha Beverages Co., Ltd	Vice-Chairman	20 Oct1999	5 Sep 2005
Wahaha Guilin Foods Co., Ltd	Vice-Chairman	26 Jul 2000	5 Sep 2005
Wahaha Xinxiang Foods Co., Ltd	Vice-Chairman	18 Sept 2000	5 Sep 2005
Jilin Wahaha Foods Co., Ltd	Vice-Chairman	18 Oct 2000	5 Sep 2005
Wahaha Tianshui Foods Co., Ltd	Vice-Chairman	27 Oct 2000	5 Sep 2005
Hangzhou Wahaha Novalc Foods Co., Ltd	Vice-Chairman	12 Dec 2000	5 Sep 2005
Weifang Wahaha Beverages Company Limited	Vice-Chairman	Aug 2001	5 Sep 2005
Wahaha Baishan Beverages Co., Ltd	Vice-Chairman	20 Aug 2002	5 Sep 2005
Wahaha Nanchang Beverages Co., Ltd	Vice-Chairman	26 Jul 2002	5 Sep 2005
Wahaha Xuzhou Beverages Co., Ltd	Vice-Chairman	22 Aug 2002	5 Sep 2005
Wahaha Guiyang Beverages Co., Ltd	Vice-Chairman	16 Jan 2003	5 Sep 2005
Wahaha Xinxiang Instant Foods Co., Ltd	Vice-Chairman	10 Mar 2004	5 Sep 2005
Wahaha Chaohu Foods Co., Ltd	Vice-Chairman	15 Mar 2004	5 Sep 2005
Wahaha Xiamen Foods Co., Ltd	Vice-Chairman	15 April 2004	5 Sep 2005
Wahaha Shanxi Foods Co., Ltd	Vice-Chairman	23 Nov 2004	5 Sep 2005
Wahaha Shaanxi Foods Co., Ltd	Vice-Chairman	26 Jan 2005	5 Sep 2005

Hong Kong			
Amoy Food Ltd	Director	Dec 1997	5 Sep 2005
Convenience Food International Ltd	Director	Dec 1997	5 Sep 2005
Indonesia			
PT Tirta Investama	President Commissioner	4 Sept 1998	Jun 2005
PT Danone Biscuits Indonesia	President Commissioner	8 Oct 1998	5 Sep 2005
PT Danone Dairy Indonesia	President Commissioner	22 Dec 2003	5 Sep 2005
India			
Britannia Industries Ltd	Director	1 Aug 1996	30-Jun-06
Wadia BSN India Ltd	Director	4 Jun 1996	30-Jun-06
Japan			
Yakult Honsha Co., Ltd	Director	25 Jun 2004	28-Jun-06
Malaysia			
Danone Biscuits Manufacturing (M) Sdn Bhd	Director	01-Sep-97	5 Sep 2005
(formerly known as Britannia Brands (Malaysia) Sdn Bhd)			
Cembory Sdn Bhd	Director	19 Oct 2000	5 Sep 2005
Danone Snacks Manufacturing (M) Sdn Bhd	Director	19 Oct 2000	5 Sep 2005
(formerly known as Evercrisp Manufacturing (Malaysia) Sdn Bhd)			
New Zealand			
Danone Holdings NZ Limited	Director	17 Jan 2002	5 Sep 2005
Frucor Beverages Group Limited	Director	4 Feb 2002	5 Sep 2005
Griffins Foods Ltd	Director	1 Jun 1996	7 Jun 2006
Pakistan			
Continental Biscuits Ltd	Director	3 Oct 1999 (2nd appt)	5 Sep 2005
Singapore			
Danone Marketing (Singapore) Pte Ltd	Director	19 Oct 2000	31 July 2003
Danone Asia Pte Ltd	Managing Director (remains as a Director)	4 Sep 1996	5 Sep 2005
Jinja Investment Pte Ltd	Director	Sep 1996	5 Sep 2005
Festine Pte Ltd	Director	7 Sep 1999	5 Sep 2005
Calvon Pte Ltd	Director	10 Jan 2000	5 Sep 2005
Novalc Pte Ltd	Director	6 Oct 2000	5 Sep 2005
Danone Dairy Investments Indonesia Pte Ltd	Director	20 Nov 2002	5 Sep 2005
Danone Asia Holdings Pte Ltd	Director	10 Jun 2003	5 Sep 2005
(formerly Feddian Pte Ltd)			5 Sep 2005
Myen Pte Ltd	Director	5 Sep 2003	5 Sep 2005
Britannia Holdings Pte Ltd	Director	13 Apr 2004	5 Sep 2005
Danone Asia Pte Ltd	Director	4 Sep 1996	31-Jan-06
United Kingdom			
ABI Holdings Limited	Director	6 Dec 2004	5 Sep 2005
Associated Biscuits International Limited	Director	6 Dec 2004	5 Sep 2005

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Announcement of Appointment of Non-Executive Director *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Marjorie Wee (Ms) and Wong Kim Wah (Ms)
Designation *	Company Secretaries
Date & Time of Broadcast	26-Dec-2006 18:15:48
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	26-12-2006
Name *	TAN PHENG HOCK
Age *	49
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	NO
Job Title	President & CEO, ST Engineering Ltd
Working experience and occupation (s) during the past 10 years *	01 Jan 97 to 07 Dec 97 : EVP (Yard & Business Development), ST MARINE LTD 08 Dec 97 to 31 Aug 98 : President, New Business, ST ENGINEERING LTD 01 Jul 98 to 31 Aug 98 : President (Designate), ST AUTOMOTIVE 01 Sep 98 to 08 Feb 00 : President, ST AUTOMOTIVE 09 Feb 00 to 30 Jun 00 : Chief Operating Officer, ST ENGINEERING LTD 01 Jul 00 to 31 May 01 : President & COO, ST ENGINEERING LTD 01 Jun 01 to 19 Feb 02 : Group President, ST ENGINEERING LTD 20 Feb 02 to current : President & CEO, ST ENGINEERING LTD
Shareholding * in the listed issuer and its subsidiaries *	NIL
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	NIL
Conflict of interest *	NIL

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	See attached.
Present	

	See attached.

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	• No

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	

Footnotes

Attachments: TPHDirectorships.pdf

Total size = **32K**

(2048K size limit recommended)

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30-Nov-2006

Tan Pheng Hock

Directorship

Name of Company	Registration No	Designation	Date of Appointment
Asian Aerospace 2006 Pte. Ltd.	200402169N	Co-Chairman	02/06/2004
		Director	02/06/2004
Cradance Services Pte Ltd	200102613G	Director	08/12/2003
SembCorp Marine Ltd	196300098Z	Director	16/04/2001
Singapore Technologies Aerospace Ltd	198105870H	Director	01/01/2001
		Deputy Chairman	01/07/2002
Singapore Technologies Dynamics Pte Ltd	200000445C	Deputy Chairman	01/08/2002
		Director	12/03/2001
Singapore Technologies Electronics Limited	196900084E	Director	01/04/2000
		Deputy Chairman	20/06/2002
Singapore Technologies Engineering (Europe) Ltd		Director	12/04/2001
Singapore Technologies Engineering Ltd	199706274H	Director	01/05/2001
Singapore Technologies Kinetics Ltd	197100263N	Director	01/01/2001
		Deputy Chairman	01/08/2002
Singapore Technologies Marine Ltd	196800180M	Director	01/01/2001
		Deputy Chairman	01/07/2002
ST Synthesis Pte Ltd	198703428D	Director	01/03/2000
		Chairman	18/07/2002
Vision Technologies Marine, Inc.		Director	14/10/2000
Vision Technologies Systems Inc		Director	01/01/2001
VT Systems, Inc		Director	14/10/2000

Other Interests

Name of Company	Registration No	Designation	Date of Appointment
Building And Construction Authority		Board Member	01/04/2005
KAZ-ST Engineering Bastau - Supervisory Board		Member	09/12/2004

Report is based only on information in the database

Tan Pheng Hock

Other Interests

Name of Company	Registration No	Designation	Date of Appointment
Nanyang Polytechnic (NYP) Board of Governors		Chairman	01/04/2004
NUS, Department of Mechanical Engineering (Consultative Committee)		Member	19/11/2002
Singapore Quality Award Governing Council		Member	01/07/2005
Singapore Training and Development Association Advisory Council		Member	24/07/2003
Singapore Workforce Development Agency		Board Member	01/09/2005
		Deputy Chairman	01/10/2006
Temasek Defence Systems Institute		Member	15/12/2001

Report is based only on information in the database